# SEC Schedule 13D/A (Amendment No. 11) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Maxeon Solar Technologies, Ltd., CIK 0001796898
CUSIP: Y58473102
Title of class of securities: Ordinary Shares
Address of issuer's principal executive offices: No. 10 South Haitai Road, Huayuan Industrial Park, Hi-tech, Industrial Park Tianjin, China (F4), 300384
Date of event which requires filing of this statement: 01/26/2025
Amends the filing with accession number 0001193125-20-240979
Filed by CIK 0001822953
Persons authorized to receive notices and communications: Tian Lingling, No. 10 South Haitai Road, Huayuan Industrial Park, Hi-tech, Industrial Park Tianjin, China (F4), 300384, 86-22-23789766-3203

## Reporting persons
- Zhonghuan Singapore Investment & Development Pte. Ltd. (CIK 0001822953): type of reporting person: corporation (CO); citizenship or place of organization: Singapore (U0); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 9,959,362; sole dispositive power 0; shared dispositive power 9,959,362; aggregate amount beneficially owned 9,959,362 (59.4% of the class)
- TCL Zhonghuan Renewable Energy Technology Co., Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: China (F4); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 9,959,362; sole dispositive power 0; shared dispositive power 9,959,362; aggregate amount beneficially owned 9,959,362 (59.4% of the class)

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares
Name of issuer: Maxeon Solar Technologies, Ltd.
Address of issuer's principal executive offices: No. 10 South Haitai Road, Huayuan Industrial Park, Hi-tech, Industrial Park Tianjin, China (F4), 300384
Comment: This Amendment No. 11 (this "Amendment No. 11") amends and supplements the Statement on Schedule 13D originally filed by the Reporting Persons named therein with the Securities and Exchange Commission on September 8, 2020, as amended by Amendment No. 1 filed on April 22, 2021, as further amended by Amendment No. 2 filed on August 18, 2022, as further amended by Amendment No. 3 filed on May 17, 2023, as further amended by Amendment No. 4 filed on May 24, 2023, as further amended by Amendment No. 5 filed on June 17, 2024, as further amended by Amendment No. 6 filed on June 21, 2024, as further amended by Amendment No. 7 filed on July 22, 2024, as further amended by Amendment No. 8 filed on August 21, 2024, as further amended by Amendment No. 9 filed on September 4, 2024, and as further amended by Amendment No. 10 filed on November 26, 2024 (as amended, the "Schedule 13D") with respect to the ordinary shares, no par value (the "Ordinary Shares") of Maxeon Solar Technologies, Ltd. (the "Issuer"). Except as specifically amended and supplemented by this Amendment No. 11, the Schedule 13D remains in full force and effect. All capitalized terms used and not expressly defined herein have the respective meanings ascribed to such terms in the Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby supplemented by adding the following

Entry Into Sale and Purchase Agreement

As previously disclosed, on November 26, 2024, the Issuer and TCL Zhonghuan Renewable Energy Technology Co., Ltd. ("TZS Parent") entered into a partially binding term sheet, in connection with the potential acquisition by Zhonghuan Singapore Investment and Development Pte. Ltd. ("TZS") of 100% equity interest in SunPower Philippines Manufacturing Ltd, a Cayman incorporated legal entity and wholly owned indirect subsidiary of the Issuer ("SPML", such term sheet the "Termsheet" and such transaction "Project Elm Prelude").

On January 26, 2025 (the "Signing Date"), SunPower Technology Ltd., a subsidiary of the Issuer ("SPT"), and Lumetech PTE Ltd., a subsidiary of TZS ("Purchaser"), entered into a definitive Sale and Purchase Agreement (the "SPA"), pursuant to which SPT will sell its 100% ownership interest in SPML to Purchaser (collectively, the "Shares"). The aggregate consideration for the sale of the Shares will be US $58.6 million ("Total Consideration"), which shall be payable on the closing date ("the Closing Date") of the transactions contemplated under the SPA (the "Closing") less any installments already paid by the Purchaser to SPT following the signing of the Termsheet. SPT and the Purchaser have agreed that certain "Target Assets" comprising certain specifically identified assets and liabilities associated with the business activities within the country of The Philippines that are held by the Issuer or its subsidiaries, will be transferred and sold by the Issuer to the Purchaser through a Procurement Agency Agreement, to be entered into between the Issuer and the Purchaser, on the Closing Date ("Procurement Agency Agreement"). The aggregate consideration for the Target Assets (as this term is defined in the Procurement Agency Agreement) is approximately US$7.26 million payable on the later of (i) the Closing Date or (ii) the date on which the Purchaser receives the ODI Approval (as defined below). The Purchaser has undertaken to use its reasonable efforts to procure the ODI Approval with respect to the transactions contemplated under the Procurement Agency Agreement on or before April 30, 2025 (or such other date as the Parties may mutually agree). If on the completion date(s) under the Procurement Agency Agreement ("PAA Closing"), the Issuer fails to deliver any of the assets identified in the Procurement Agency Agreement, the Issuer is required to refund the Purchaser the portion of the consideration tied to the undelivered assets. The Procurement Agency Agreement, provides that following the PAA Closing, Purchaser undertakes that for a period of 12 months from the relevant PAA Closing Date, the Purchaser will not sell assets purchased thereunder to any person for an aggregate consideration or valuation greater than the relevant consideration contemplated under the terms of the Procurement Agency Agreement.

The SPA provides that at Closing, the net intercompany balances which remain owing to SPML or any of SPML's subsidiaries by SPT as of the Closing Date, will be irrevocably waived and SPT shall have no further liability with respect to such net intercompany balances following the Closing.

The Closing of the transactions contemplated under the SPA is subject to receipt of certain customary closing deliverables by each party by the Long-Stop Date (as defined below), including but not limited to Purchaser's receipt of the outbound direct investment approval from the PRC National Development and Reform Commission (and/or the PRC Ministry of Commerce and/or PRC State Administration of Foreign Exchange) ("ODI Approval") related to the transactions contemplated under the SPA, certain consents and notification requirements and the signing of the following agreements:

(i) the signing of the Procurement Agency Agreement;
(ii) the signing of a Transitional Services Agreement pursuant to which the parties will agree to provide certain global shared services to MSTL and/or its affiliates and vice versa and
(iii) the signing of a Bilateral Development Services Agreement pursuant to which the Purchaser and any of its affiliates will cooperate with an affiliate of the Issuer and its respective affiliates on the development of Max 7 Technology and Max 8 Technology (each of the Procurement Agency Agreement, the Transitional Services Agreement, and the Bilateral Development Services Agreement, collectively referred to herein as the "Ancillary Agreements").

The parties to the SPA are providing certain undertakings following the Closing of the transactions contemplated thereby, including Purchaser's undertakings (i) to make no claims against SPT or any of its affiliates, whether in connection with the sale of the Shares or otherwise, as well as (ii) to use its best efforts to provide appropriate job positions for certain SPT employees in the new joint venture company to be established in the future, and SPT's undertakings (x) to remove any encumbrances on the assets of the Issuer and its subsidiaries and complete any necessary filings within three months of procuring certain release documents as well as (y) to take certain actions as permitted under applicable law to enable the approval process and corporate actions related to disposition of certain SPML real estate assets and corporate governance matters.

Purchaser has agreed that for a period of twelve months following the closing the transactions contemplated under the SPA, to not resell the Shares for a value greater than the Total Consideration or any assets owned by SPML and its subsidiary for a value greater than the one stated in the Collier's Report (as such term is defined in the SPA).

Post Closing, SPT and its affiliates will have the exclusive right to manage in good faith certain known litigation matters of SPML that are pending as of the Closing ("SPML Known Proceedings") and Purchaser undertakes not to take any action related to the SPML Known Proceedings without prior consultation and written consent of SPT and/or its affiliates, and cooperate with SPT to provide it and its affiliates with necessary documentation, records and notices relating to the SPL Known Proceedings. If any payments are received in relation to the SPML Known Proceedings, Purchaser shall procure that such amounts are paid to SPT and its affiliates after final judicial determination of the relevant SPML Known Proceedings.

SPT undertakes to use its best efforts to exercise its reasonable judgement to arrange for the sale of certain inventory and to the extent that (i) the sale price of such inventory is below US$0.02 per watt, or (ii) SMPL or its subsidiary is required to make any payments following a final judicial determination of the SPML Known Proceedings ("Legal Payments"), then SPT will reimburse Purchaser for the difference between the average price of the inventory sale and US $0.02 per watt multiplied by the inventory, and for the Legal Payments, each within 60 Business Days of the triggering event.

The SPA and each Ancillary Agreement (collectively, the "Transaction Documents") contain customary representations and warranties and covenants made by their respective parties thereto. The obligation of the parties to consummate the transactions contemplated by the Transaction Documents is subject to the satisfaction or waiver of a number of customary conditions and obtaining of requisite approvals and consents, and to the extent that the conditions set forth in the SPA are not fulfilled or waived on or before 11 59pm C.S.T on February 28, 2025 or such other date as the parties may mutually agree in writing (the "Long Stop Date"), the SPA shall lapse and cease to have any further effect. If the Closing of the transactions contemplated under the SPA does not take place whether by reason of non-fulfillment of certain closing conditions or SPT's entering into insolvency proceedings, then any installments of the Total Consideration paid by the Purchaser to SPT shall be refunded to Purchaser along with interest on each installment at the effective federal funds rate of the United States on the Long Date or the date of commencement of insolvency proceedings, as the case may be.

The information disclosed in this Item 4 with respect to the SPA does not purport to be complete and is qualified in its entirety by reference to the SPA, a copy of which is attached hereto as Exhibit 7.18 and which is incorporated herein by reference in its entirety.
There can be no assurance that the transactions contemplated in any of the Transaction Documents will be consummated.

On January 26, 2025, in connection with Project Elm Prelude, TZS entered into consents with respect to (a) the indenture dated June 20, 2024, relating to the 9.00% Convertible First Lien Senior Secured Notes due 2029, by and among, the Issuer, Deutsche Bank Trust Company Americas, as trustee, DB Trustees (Hong Kong) Limited, as the collateral trustee and, solely with respect to the Philippine collateral, RCBC Trust Corporation; (b) the indenture dated August 17, 2022, relating to the Variable-Rate Convertible First Lien Senior Secured Notes due 2029, by and among, the Issuer, Deutsche Bank Trust Company Americas, as trustee, DB Trustees (Hong Kong) Limited, as the collateral trustee and, solely with respect to the Philippine collateral, RCBC Trust Corporation; (c) the indenture dated June 20, 2024, relating to the Adjustable-Rate Convertible Second Lien Senior Secured Notes due 2028, by and among, the Issuer, Deutsche Bank Trust Company Americas, as trustee, DB Trustees (Hong Kong) Limited, as the collateral trustee and, solely with respect to the Philippine collateral, RCBC Trust Corporation; and (d) the shareholders agreement dated August 26, 2020 (as amended and restated on August 30, 2024) entered into among the Issuer and TZS to permit and facilitate the consummation of Project Elm Prelude.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis and may from time to time and at any time in the future, depending on various factors, including, without limitation, the outcome of any discussions referenced above, the Issuer's financial position and strategic direction, actions taken by the Board, price levels of the Ordinary Shares, other investment opportunities available to the Reporting Persons, conditions in the securities markets and general economic and industry conditions, take such actions with respect to their investment in the Issuer as they deem appropriate, including, without limitation (i) acquiring additional Ordinary Shares and/or other securities of the Issuer (ii) disposing of any or all of their Ordinary Shares and/or other securities of the Issuer (iii) engaging in hedging or similar transactions with respect to the securities of the Issuer (iv) causing or facilitating changes to the capitalization, corporate structure or governing documents of the Issuer (v) acquiring additional assets of the Issuer and/or its subsidiaries, or (vi) proposing or considering, or changing their intention with respect to, one or more of the actions described in subsections (a) through (j) of Item 4 of the Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of the Schedule 13D is hereby amended and restated as follows:

The responses of the Reporting Persons to Rows 7 through 13 of the cover pages of this Amendment No. 11 are incorporated herein by reference. As of the date hereof, TZS is the direct owner of and may be deemed to have shared voting and dispositive power with respect to, and TZS Parent may be deemed to beneficially own and have shared voting and dispositive power with respect to, 9,959,362 Ordinary Shares held by TZS, representing in the aggregate approximately 59.4% of the outstanding Ordinary Shares (such percentage is based on 16,780,256 Ordinary Shares outstanding as of January 24, 2025, according to information provided by the Issuer to the Reporting Persons).
Number of shares as to which each person has sole or shared power to vote or dispose: The responses of the Reporting Persons to Rows 7 through 13 of the cover pages of this Amendment No. 11 are incorporated herein by reference. As of the date hereof, TZS is the direct owner of and may be deemed to have shared voting and dispositive power with respect to, and TZS Parent may be deemed to beneficially own and have shared voting and dispositive power with respect to, 9,959,362 Ordinary Shares held by TZS, representing in the aggregate approximately 59.4% of the outstanding Ordinary Shares (such percentage is based on 16,780,256 Ordinary Shares outstanding as of January 24, 2025, according to information provided by the Issuer to the Reporting Persons).
Transactions in the class effected during the past sixty days: During the past sixty days, the Reporting Persons have not effected any transactions in the Issuer's Ordinary Shares.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby supplemented by adding the following:
Item 4 of this Amendment No. 11 is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Schedule 13D is hereby supplemented by adding the following:

Exhibit 7.18 Sale and Purchase Agreement, dated as of January 26, 2025, by and between SunPower Technology Ltd., a subsidiary of the Issuer, and Lumetech PTE Ltd., a subsidiary of TZS.

## Signatures
- Zhonghuan Singapore Investment & Development Pte. Ltd.: /s/ Zhou Bin, Authorized Signatory (01/28/2025)
- TCL Zhonghuan Renewable Energy Technology Co., Ltd.: /s/ Zhang Changxu, Authorised Signatory (01/28/2025)